                       SECURITIES AND EXCHANGE COMMISSION
                             450 FIFTH STREET N.W.
                          WASHINGTON, D.C. 20549-1004



                                   FORM 11-K



(MARK ONE)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994.


                                       OR


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR A TRANSITION PERIOD FROM _______________ TO ________________


COMMISSION FILE NUMBER   1-892
                       ________

          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                          TREMCO STOCK OWNERSHIP PLAN

          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                                 THE B.F.GOODRICH COMPANY
                                                 3925 EMBASSY PARKWAY
                                                 AKRON, OHIO  44333-1799

                              REQUIRED INFORMATION


1.        AUDITED FINANCIAL STATEMENTS FOR THE PLAN.

          THE REPORT OF INDEPENDENT AUDITORS; STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1994 AND 1993; STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS THEN ENDED; AND SUPPLEMENTAL SCHEDULES ARE ATTACHED HERETO.

2.        EXHIBIT

          CONSENT OF INDEPENDENT AUDITORS


                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TREMCO STOCK OWNERSHIP PLAN COMMITTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                   TREMCO STOCK OWNERSHIP PLAN COMMITTEE



DATE JUNE 28, 1995                 /S/JAMES L. FRANCIS
                                   ---------------------------------------
                                   JAMES L. FRANCIS
                                   MEMBER OF TREMCO STOCK OWNERSHIP
                                   PLAN COMMITTEE

                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                          TREMCO STOCK OWNERSHIP PLAN


                               DECEMBER 31, 1994
                       WITH REPORT OF INDEPENDENT AUDITORS

                          TREMCO STOCK OWNERSHIP PLAN


                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                               DECEMBER 31, 1994





                                    CONTENTS


Report of Independent Auditors..................................1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits............ 2
Statement of Changes in Net Assets Available for
  Plan Benefits.................................................4
Notes to Financial Statements...................................6

Supplemental Schedules

Form 5500 Item 27a - Schedule of Assets Held for
  Investment Purposes..........................................13
Form 5500 Item 27d - Schedule of Reportable Transactions.......14

                         REPORT OF INDEPENDENT AUDITORS


Tremco Stock Ownership Plan Committee

We have audited the accompanying statements of net assets available for plan benefits of the Tremco Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tremco Stock Ownership Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                        Ernst & Young LLP

Cleveland, Ohio
June 8, 1995

E



                          TREMCO STOCK OWNERSHIP PLAN

              Statement of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993


                                                                                                                 Fund B
                                                                                  Fund A                     The BFGoodrich
                                                                                Investment                   Company Common
                                                     Total                     Quality Bond                       Stock
                                              ------------------             ----------------               -----------------
                                              1994          1993             1994         1993              1994         1993
                                              ----          ----             ----         ----              ----         ----

ASSETS
Investments at fair value (Notes 1 and 4):
  Common Stock of The
    BFGoodrich Company                     $13,310,009   $11,310,814       $      -    $       -       $13,310,009   $11,310,814
  Investment Quality Bond Fund                 717,831       773,382        717,831      773,382                 -             -
  Stock Index Fund                           1,583,771     1,406,146              -            -                 -             -
  Balanced Fund                              1,243,076     1,376,942              -            -                 -             -
  Money Market Fund                          2,441,550     2,248,691        142,279        8,724           303,126       405,456
  Loans to participants                      1,433,574     1,350,431              -            -                 -             -
                                            ----------    ----------        -------     --------        ----------    ----------
Total investments                           20,729,811    18,466,406        860,110      782,106        13,613,135    11,716,270

Receivables:
  Participant contributions receivable           3,030         2,961              -            -                 -             -
  Dividends and interest receivable            207,830         5,179            147            -           168,772             -
  Interfund receivable                          87,977       199,478         40,418       59,830            38,951       139,648
                                            ----------    ----------        -------     --------        ----------    ----------
Total receivables                              298,837       207,618         40,565       59,830           207,723       139,648
Cash                                             4,052           991              -          192                 -             -
                                            ----------    ----------        -------     --------        ----------    ----------
Total assets                                21,032,700    18,675,015        900,675      842,128        13,820,858    11,855,918

LIABILITIES
Interfund payable                               87,977       199,478              -            -                 -             -
Payable for investment purchased                     -       225,030              -        8,035                 -       175,263
Other liabilities                                8,285         7,124          1,144        1,987                 -             -
                                            ----------    ----------        -------     --------        ----------    ----------
Total liabilities                               96,262       431,632          1,144       10,022                 -       175,263
                                            ----------    ----------        -------     --------        ----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $20,936,438   $18,243,383       $899,531    $ 832,106       $13,820,858   $11,680,655
                                            ==========    ==========        =======     ========        ==========    ==========

  See notes to financial statements.


                       Fund C
                     Short-Term                    Fund D                       Fund E                           Fund F
                     Investment                   Stock Index                  Balanced                       Loan Account
                 ------------------           ------------------           ------------------               -----------------
                 1994           1993          1994          1993           1994           1993              1994         1993
                 ----           ----          ----          -----          ----           ----              ----         ----
              $        -    $         -    $        -    $        -     $        -     $        -      $        -     $        -
                       -              -             -             -              -              -               -              -
                       -              -     1,583,771     1,406,146              -              -               -              -
                       -              -             -             -      1,243,076      1,376,942               -              -
               1,934,317      1,792,168        37,288        17,973         24,540         24,370               -              -
                       -              -             -             -              -              -       1,433,574      1,350,431
               ---------      ---------     ---------     ---------      ---------      ---------       ---------      ---------
               1,934,317      1,792,168     1,621,059     1,424,119      1,267,616      1,401,312       1,433,574      1,350,431


                       -            133         3,030         2,828              -              -               -              -
                   9,485          5,179            65             -             61              -          29,300              -
                   3,819              -             -             -          4,789              -               -              -
               ---------      ---------     ---------     ---------      ---------      ---------       ---------      ---------
                  13,304          5,312         3,095         2,828          4,850              -          29,300              -
                       -              -             -           417              -            382           4,052              -
               ---------      ---------     ---------     ---------      ---------      ---------       ---------      ---------
               1,947,621      1,797,480     1,624,154     1,427,364      1,272,466      1,401,694       1,466,926      1,350,431


                       -         25,638        53,887       108,804              -         65,036          34,090              -
                       -              -             -        17,362              -         24,370               -              -
                   4,272          1,297           809           626          2,060          3,214               -              -
               ---------      ---------     ---------     ---------      ---------      ---------       ---------      ---------
                   4,272        26,935         54,696       126,792          2,060         92,620          34,090              -
               ---------     ---------      ---------     ---------      ---------      ---------       ---------      ---------

              $1,943,349     $1,770,545    $1,569,458    $1,300,572     $1,270,406     $1,309,074      $1,432,836     $1,350,431
               =========      =========     =========     =========      =========      =========       =========      =========





                          TREMCO STOCK OWNERSHIP PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                 For the Years Ended December 31, 1994 and 1993

                                                                                                                 Fund B
                                                                                 Fund A                      The BFGoodrich
                                                                               Investment                    Company Common
                                                     Total                    Quality Bond                        Stock
                                              ------------------           ------------------               -----------------
                                              1994          1993           1994           1993              1994         1993
                                              ----          ----           ----           ----              ----         ----
ADDITIONS
Investment income:
  Dividends - Common Stock of
    The BFGoodrich Company                 $   659,579   $   584,735    $      -       $      -        $   659,579  $   584,735
  Interest                                     333,967       164,680      59,228          2,607              5,894        4,783
                                            ----------    ----------     -------        -------         ----------   ----------
                                               993,546       749,415      59,228          2,607            665,473      589,518

Contributions from:
  Participants                               1,996,531     1,973,543     167,156        127,453          1,032,521    1,130,804
  Company                                      897,652       902,117           -              -            897,652      902,117
                                            ----------    ----------     -------        -------         ----------   ----------
                                             2,894,183     2,875,660     167,156        127,453          1,930,173    2,032,921
                                            ----------    ----------     -------        -------         ----------   ----------
Total additions                              3,887,729     3,625,075     226,384        130,060          2,595,646    2,622,439


DEDUCTIONS
Withdrawals and terminations:
  Cash                                      (1,637,630)  (1,731,452)     (97,463)       (80,008)          (840,557)    (652,138)
  Common Stock of The BFGoodrich
    Company                                   (233,665)    (129,411)           -              -           (233,665)    (129,411)
                                            ----------   ----------      -------        -------         ----------   ----------
                                            (1,871,295)  (1,860,863)     (97,463)       (80,008)        (1,074,222)    (781,549)
Administrative expenses                        (35,615)     (28,380)      (5,348)        (3,665)                 -            -
                                            ----------   ----------      -------        -------         ----------   ----------
Total deductions                            (1,906,910)  (1,889,243)    (102,811)       (83,673)        (1,074,222)    (781,549)

Net realized and unrealized appreciation
  (depreciation) in aggregate fair
  value of investments                         712,236    (2,069,430)    (78,239)        50,613            882,427   (2,334,815)
Transfers between funds, net                         -             -      22,091        209,384           (263,648)     (85,389)
                                            ----------    ----------     -------        -------         ----------   ----------

Net increase (decrease)                      2,693,055      (333,598)     67,425        306,384          2,140,203     (579,314)
Net assets available for plan benefits
  at beginning of year                      18,243,383    18,576,981     832,106        525,722         11,680,655   12,259,969
                                            ----------    ----------     -------        -------         ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                           $20,936,438   $18,243,383    $899,531       $832,106        $13,820,858  $11,680,655
                                            ==========    ==========     =======        =======         ==========   ==========

See notes to financial statements.














                  Fund C
                 Short-Term                     Fund D                        Fund E                           Fund F
                 Investment                  Stock Index                     Balanced                       Loan Account
            ------------------            ------------------           ------------------                -----------------
            1994           1993           1994          1993           1994           1993               1994         1993
            ----           -----          ----          ----           ----           ----               ----         ----



        $         -   $         -      $        -    $        -     $        -    $         -        $         -  $        -
             79,424        72,537          43,530         2,286         61,985          2,778             83,906      79,689
         ----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------
             79,424        72,537          43,530         2,286         61,985          2,778             83,906      79,689


             83,535        78,635         419,088       378,618        294,231        258,033                  -           -
                  -             -               -             -              -              -                  -           -
         ----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------
             83,535        78,635         419,088       378,618        294,231        258,033                  -           -
         ----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------
            162,959       151,172         462,618       380,904        356,216        260,811             83,906      79,689




           (241,392)     (493,223)       (225,098)     (199,988)      (187,058)      (262,307)           (46,062)    (43,788)

                  -             -               -             -              -              -                  -           -
         ----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------
           (241,392)     (493,223)       (225,098)     (199,988)      (187,058)      (262,307)           (46,062)    (43,788)
            (12,998)      (11,133)         (9,078)       (6,898)        (8,191)        (6,684)                 -           -
        -----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------
           (254,390)     (504,356)       (234,176)     (206,886)      (195,249)      (268,991)           (46,062)    (43,788)



                  -             -         (16,882)      115,812        (75,070)        98,960                  -           -
            264,235      (430,938)         57,326       (43,328)      (124,565)       164,873             44,561     185,398
         ----------    ----------       ---------     ---------        -------     ---------          ----------   ---------

            172,804      (784,122)        268,886       246,502        (38,668)       255,653             82,405     221,299

          1,770,545     2,554,667       1,300,572     1,054,070      1,309,074      1,053,421          1,350,431   1,129,132
         ----------    ----------       ---------     ---------      ---------     ----------         ----------   ---------


        $ 1,943,349   $ 1,770,545      $1,569,458    $1,300,572     $1,270,406    $ 1,309,074        $ 1,432,836  $1,350,431
         ==========    ==========       =========     =========      =========     ==========         ==========   =========



                          TREMCO STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                               December 31, 1994


1.   SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tremco Stock Ownership Plan (the "Plan") are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common stock of The BFGoodrich Company ("BFGoodrich") is valued at the last reported sales price on the last business day of the plan year. Investments in mutual funds, which include The Victory Investment Quality Bond Fund, The Victory Stock Index Fund, and The Victory Balanced Fund and in a common trust fund, the Society National Bank Retirement Trust EB Money Market Fund, represent the Plan's proportionate share of the net assets of each fund. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


2.   DESCRIPTION OF THE PLAN

Tremco Incorporated ("Tremco" or the "Company") has established the Plan with Society National Bank, Cleveland, Ohio (Trustee). All employer and employee contributions are deposited monthly with the Trustee who manages the assets of the Trust. The Plan is a defined contribution plan covering substantially all domestic full-time employees of the Company and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trustee maintains the following investment funds under the Plan:

     FUND A--Primarily holds mutual fund shares of The Victory Investment Quality Bond Fund, which invests primarily in U.S. Treasury securities, federal agency issues and corporate bonds.

     FUND B--Primarily invests in Common Stock of The BFGoodrich Company.

     FUND C--Primarily holds units in the Society National Bank Retirement Trust EB Money Market Fund, which invests primarily in short-term investments such as certificates of deposit, U.S. Treasury Bills, and selected commercial paper.

                          TREMCO STOCK OWNERSHIP PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)

     FUND D--Primarily holds mutual fund shares of The Victory Stock Index Fund, which invests primarily in a broadly diversified portfolio of stocks designed to approximate the performance of the Standard & Poor's 500 Stock Composite Index.

     FUND E--Primarily holds mutual fund shares of The Victory Balanced Fund, which invests primarily in a mix of stocks, bonds, convertible securities, and fixed income obligations.

In addition, Fund F, the participant loan account, represents cumulative loans to participants.

Effective December 1993, the Plan was amended to provide the investment options as described above. Previously, Fund A held units of the Society National Bank EB Fixed Income Fund, Fund D held units of the Society National Bank EB Equity Index Fund, and Fund E held units of the Society National Bank EB Balanced Fund. These Society National Bank common trust funds held investments similar to the Society mutual funds that replaced them.

Participant contribution allocations and transfers among or between the various investment funds are subject to certain restrictions as described in the plan document. Further, participants under age 55 are not permitted to transfer out any existing balances in The BFGoodrich Company Common Stock Fund that are attributable to Company contributions made after January 1, 1992.

Upon enrollment, participants may contribute to the Plan up to a maximum of 15% of their compensation. The Plan allows participants to make both pre-tax and after-tax contributions. However, the sum of both pre-tax and after-tax contributions cannot exceed 15% of participants' compensation. The Company and its participating subsidiaries contribute to the Plan up to an amount equal to 50% of the first 6% of participants' contributions. All Company contributions are invested only in The BFGoodrich Company Common Stock Fund.

All assets of the Plan are recorded in individual participant accounts. Each participant's account is credited with the participant's contributions, the Company contributions, and an allocation of plan income based on the proportion that the value of each account bears to the value of all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are fully vested as to their contributions and their share of Company contributions.

                          TREMCO STOCK OWNERSHIP PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)


Participants may borrow against their account balance subject to certain restrictions and as permitted under the Internal Revenue Code ("IRC") not to exceed the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to/from the investment fund and the loan fund. Loan terms are up to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the base lending rate quoted by the Trustee. Interest rates range from 6% to 8 1/2%. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the Human Resource Department of the Company.


3.   INCOME TAX STATUS

The Internal Revenue Service ("IRS") has ruled (March 11, 1986) that the Plan qualifies under sections 401(a) and 401(k) of the IRC and the Trust of the Plan qualifies under section 501(a) of the IRC and, therefore, contributions and earnings received by the Trust are not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Tremco Stock Ownership Plan Committee is not aware of any course of action or series of events that have occurred including plan amendments made subsequent to the ruling date that might adversely affect the Plan's qualified status. The Plan sponsor is awaiting a response to their request for a new determination letter made in March 1995.

                          TREMCO STOCK OWNERSHIP PLAN

4.   INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized appreciation (depreciation) in the aggregate fair value of plan investments during the years ended December 31, 1994 and 1993 are as follows:


                                                               Year Ended                 Year Ended
                                                              December 31,               December 31,
                                                                  1994                       1993
                                                              ------------               ------------
   Common Stock of
     The BFGoodrich Company                                    $882,427                   $(2,334,815)
   The Victory Investment Quality
    Bond Fund                                                   (78,239)                       50,613
   The Victory Stock Index Fund                                 (16,882)                      115,812
   The Victory Balanced Fund                                    (75,070)                       98,960
                                                                -------                    ----------
                                                               $712,236                   $(2,069,430)
                                                                =======                    ===========

                          TREMCO STOCK OWNERSHIP PLAN

4.   INVESTMENTS (CONTINUED)

Investments are stated at fair value in the Plan's Statement of Net Assets Available for Plan Benefits. Cost information is as follows at December 31, 1994 and 1993.

                                             December 31, 1994                        December 31, 1993
                                        ----------------------------                 --------------------
                                        Shares or                               Shares or
                                        Units Held              Cost            Units Held           Cost
                                        ----------             -----            ----------          ------
Common Stock of The
  BFGoodrich Company                      306,859         $13,410,742           281,014        $12,225,192
                                           shares                                shares

The Victory Investment                     79,230             775,576            77,883            778,758
  Quality Bond Fund                        shares                                shares
  (formerly called the
  Society Investment
  Quality Bond Fund)

The Victory Stock                         160,138           1,597,432           140,054          1,400,627
  Index Fund                               shares                                shares
  (formerly called the
  Society Stock Index
  Fund)

The Victory Balanced                      131,403           1,306,710           137,419          1,374,331
  Fund                                     shares                                shares
  (formerly called the
  Society Balanced Fund)

Society National Bank
  Retirement Trust EB                   2,441,550           2,441,550         2,248,691          2,248,691
  Money Market Fund                         units                                 units


Loans to Participants                           -           1,433,574                 -          1,350,431
                                                           ----------                           ----------


Total Investments at Cost                                 $20,965,584                          $19,378,030
                                                           ==========                           ==========



                          TREMCO STOCK OWNERSHIP PLAN

4.   INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows:

                                                    December 31, 1994                             December 31, 1993
                                              -----------------------------                 -----------------------------
                                              Amounts or            Market                  Amounts or           Market
                                              Units Held            Value                   Units Held           Value
                                              ----------            -------                 ----------           --------
     Common Stock of
     The BFGoodrich Company                       306,859        $13,310,009                 281,014          $11,310,814
                                                   shares                                     shares

     The Victory Stock Index Fund                 160,138          1,583,771                 140,054            1,406,146
     (formerly called the Society                  shares                                     shares
      Stock Index Fund)

     The Victory Balanced Fund                    131,403          1,243,076                 137,419            1,376,942
     (formerly called the Society                  shares                                     shares
      Balanced Fund)

     Society National Bank
     Retirement Trust
     EB Money Market Fund                       2,441,550          2,441,550               2,248,691            2,248,691
                                                    units                                     units

     Loans to Participants                                         1,433,574                                    1,350,431


5.   TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting and administrative expenses are paid by the Company, except that the Plan pays investment management fees. Other than described above or pursuant to the trust agreement (see Note 4), The Plan has had no agreements or transactions with parties-in-interest.


6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                  December 31,
                                                     1994
                                                  -----------
Net assets available for plan benefits per
 the financial statements                         $20,936,438
Amounts allocated to withdrawn participants        (1,297,148)
                                                  -----------
Net assets available for benefits per the
 Form 5500                                        $19,639,290
                                                  ===========

                          TREMCO STOCK OWNERSHIP PLAN

6.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
     (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                  Year Ended
                                                 December 31,
                                                     1994
                                                  ----------
Withdrawals and terminations paid to
  participants per the financial statements       $1,871,295
Add amounts allocated to withdrawn
  participants at December 31, 1994                1,297,148
                                                   ---------
Benefits paid to participants per
   the Form 5500                                  $3,168,443
                                                   =========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. In 1993, there were no reconciling items between the financial statements and the Form 5500.

7.  SUBSEQUENT EVENTS

In October 1994,the Board of Directors of the BFGoodrich Company approved the merger of the Plan into The BFGoodrich Company Retirement Plus Savings Plan ("RPSP Plan") and the BFGoodrich Company Retirement Plus Savings Plan for Wage Employees ("Wage
RPSP Plan"). Effective January 1, 1995, the Plan was amended to split the Plan into components to facilitate the merger of the Plan into the RPSP and Wage RPSP Plans.

The salaried employees' component of the Plan was merged into the RPSP Plan and the Barbourville, Kentucky plant wage employees' component of the Plan merged into the Wage RPSP Plan effective January 1, 1995. The Cleveland, Ohio, Kinsman plant wage employees' remained in the Plan until March 1, 1995 when the merger with the RPSP Wage Plan was completed.

8.  NUMBER OF PARTICIPANTS (UNAUDITED)

The number of participants contributing to the Plan fund options are as follows:
                               December 31,                 December 31,
                                   1994                         1993
                               ------------                 ------------
     Fund A                        246                         341
     Fund B                        761                         741
     Fund C                        286                         297
     Fund D                        360                         227
     Fund E                        322                         326

                         TREMCO STOCK OWNERSHIP PLAN

                Form 5500 Item 27a - Schedule of Assets Held for
                              Investment Purposes

                               December 31, 1994




                                               Description
                                              of Investment
  Identity of                               Including Maturity
Issuer, Borrower                              Date, Rate of
  Lessor or                                  Interest, Par or                   Historical                Market
 Similar Party                                Maturity Value                       Cost                   Value
- ----------------                            -----------------                   ----------                ------
The BFGoodrich Company*                     306,859 shares of
                                            Common Stock, $5
                                            par value                          $13,410,742            $13,310,009

The Victory Investment                      79,230 shares
Quality Bond Fund*                          of The Victory
                                            Investment Quality
                                            Bond Fund                              775,576                717,831


The Victory Stock Index                     160,138 shares of
Fund*                                       The Victory Stock
                                            Index Fund                           1,597,432              1,583,771

The Victory Balanced                        131,403 shares
Fund*                                       of The Victory
                                            Balanced Fund                        1,306,710              1,243,076

Society National Bank                       2,441,550 units of
Retirement Trust EB                         of the Society
Money Market Fund*                          National Bank
                                            Retirement Trust EB
                                            Money Market Fund                    2,441,550              2,441,550

Participants*                               Loans, maturing
                                            from 1995 to 2009,
                                            interest rates
                                            between 6% and 8 1/2%                1,433,574              1,433,574
                                                                                ----------             ----------

Total Assets Held for Investment Purposes                                      $20,965,584            $20,729,811
                                                                                ==========             ==========



*Indicates party-in-interest to the Plan.

                          TREMCO STOCK OWNERSHIP PLAN

            Form 5500 Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1994





                                           Number        Number                               Value
                                             of            of                                   of              Net
Description of Assets                    Purchases       Sales         Purchases              Sales            Gain**
- ---------------------                    ---------       ------        ---------              -----            ----
Category (iii) - Series
of transactions within
the year ended December
31, 1994 involving
securities of the same
issue if, when aggregated,
involved an amount in
excess of 5% of the
current value of plan
assets.

Common Stock of The
  BFGoodrich Company*                       12              4         $1,562,380           $  445,615           $68,785

Society National Bank
  Retirement Trust EB
  Money Market Fund*                       157            203          6,783,866            6,591,007                 -




There were no category (i),
(ii) or (iv) reportable
transactions during the
year ended December 31, 1994.



* Indicates part-in-interest to the Plan.
**Based on historical cost of related assets sold.

